UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Celldonate Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

15117C101

(CUSIP Number)

Mr. Ryan Hart

960 Broadway Avenue, Suite 160

Boise, Idaho 83706

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

September 10, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 15117C101

1.	Names of Reporting Persons
Ryan Hart

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]

3.	SEC use Only

4.	Source of Funds (See Instructions)
PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power
1,570,622

	8.	Shared Voting Power
0

	9.	Sole Dispositive Power
1,570,622

	10.	Shared Dispositive Power
0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,570,622

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
6.86% (Based on 22,910,000 shares of common stock outstanding as of October 8, 2013.)

14.	Type of Reporting Person (See Instructions)
IN

Item 1. Security and Issuer

The title of the class of equity securities to which this statement relates to is shares of common stock, $0.001 par value, of Celldonate Inc., a Nevada corporation (the “Issuer”). The principal offices of the Issuer are 8665 West Flamingo Road, Suite 131-200, Las Vegas, Nevada 89147.

Item 2. Identity and Background

(a)	This statement is being filed by Mr. Ryan Hart (the “Reporting Person”).

(b)	The Reporting Person’s business address is 960 Broadway Avenue, Suite 160, Boise, Idaho 83706.

(c)	The Reporting Person is the President and Chief Executive Officer of the Issuer.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or State securities laws or finding any violations with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

On September 10, 2013, certain sellers named thereof (the “Seller”), entered into a stock purchase agreement (“Purchase Agreement”) with certain purchasers named thereof (the “Purchaser”), pursuant to which the Purchasers purchased 22,739,000 shares of the common stock, par value $0.001 per share (“Common Stock”), of the Issuer from the Sellers for an aggregate amount of $275,000 (the “Stock Purchase”). With the completion of the Stock Purchase, the Reporting Person owns an aggregate of 1,570,622 shares, or approximately 6.86% of the Common Stock. The Reporting Person paid an aggregate amount of $1,571 for the shares of Common Stock. The source of the funds for the purchase of the Common Stock was from his personal funds.

Item 4. Purpose of Transaction

The Stock Purchase was part of a series of transactions undertaken by the Purchaser in order to accomplish the acquisition of the Issuer.

Other transactions included, without limitation:

●	the resignation of the Issuer’s Chief Executive Officer and principal financial officer, and the appointment of a new Chief Executive Officer and a new director;

●	a change in control of the Issuer under which the Issuer’s former sole officers director resigns and five new directors are appointed to its board of directors, subject to the filing and dissemination of an information statement on Schedule 14f-1.

Except as set forth herein, the Reporting Person does not have any present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right from time to time to acquire or dispose of shares of Common Stock or to formulate other purposes, plans or proposals regarding the Issuer or securities of the Issuer held by such Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5. Interest in Securities of the Issuer

(a)	As of the date hereof, the Reporting Person beneficially owns 1,570,622 shares of the Issuer’s common stock, which represents approximately 6.86% of the Issuer’s common stock.

(b)	The Reporting Person may be deemed to hold sole voting and dispositive power over 1,570,622 shares of common stock of the Issuer.

(c)	Other than the acquisition of the shares has reported herein, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days or since the most recent filing of Schedule 13D, whichever is less.

(d)	To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 1,570,622 shares of common stock reported in Item 5(a).

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the arrangements pursuant to the Stock Purchase and the Purchase Agreement described above, the Reporting Person has not entered into any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 9, 2013

/s/ Ryan Hart
Name: Ryan Hart